Exhibit 14B

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Post-Effective Amendment No. 1 to Form N-14 of our report dated October 27, 2023, relating to the financial statements and financial highlights of Large Cap Equity Fund and Small-Mid Cap Equity Fund, each a series of Morgan Stanley Pathway Funds, appearing in the Annual Report on Form N-CSR of Morgan Stanley Pathway Funds for the year ended August 31, 2023, and we also consent to the references to us under the headings “Independent Registered Public Accounting Firm” and “Financial Highlights” in the combined Prospectus/Information Statement, and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

October 18, 2024